Exhibit 99.1

Information regarding joint filer

Name:	Loews Corporation
Address:	667 Madison Avenue New York, NY 10065
Designated Filer:	Boardwalk Pipelines Holding Corp.
Issuer & Ticker Symbol:	Boardwalk Pipeline Partners, LP (BWP)
Date of Event Requiring Statement:	October 9, 2013

Signature of joint filer

Loews Corporation
By:	/s/ Gary Garson
Name:	Gary Garson
Title:	Senior Vice President
Date:	October 9, 2013